EXHIBIT 99.5

STRATEGIC INVESTMENT AGREEMENT

between

ALGONQUIN POWER & UTILITIES CORP.

- and -

EMERA INCORPORATED

DATED as of April 29, 2011

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TABLE OF CONTENTS

(continued)

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STRATEGIC INVESTMENT AGREEMENT

THIS AGREEMENT made as of April 29, 2011

BETWEEN:

ALGONQUIN POWER & UTILITIES CORP., a corporation incorporated under the laws of Canada (“APUC”)

- and -

EMERA INCORPORATED, a corporation incorporated under the laws of the Province of Nova Scotia (“Emera”)

BACKGROUND:

A.	On April 22, 2009, APCo and Emera entered into the APCo Shareholder Agreement and the Calpeco Agreements (each such term, as defined below) pursuant to which Emera US Holdings Inc., a wholly-owned subsidiary of Emera, and Liberty Energy Utilities Co. (formerly Liberty Electric Co., as assignee of Algonquin Power Fund (America) Inc. and a wholly-owned subsidiary of APUC) own a 49.999% and 50.001% interest, respectively, in California Pacific Utility Ventures, LLC (“Calpeco Holdco”), winch was established to acquire and did acquire, through its wholly-owned subsidiary, California Pacific Electric Company, LLC (“Calpeco”), certain electrical distribution assets and related generating assets of Siena Pacific Power Company (“Sierra Pacific”) pursuant to an asset purchase agreement dated April 22, 2009 between Sierra Pacific and Calpeco. (the “Calpeco Transaction”).

B.	Pursuant to the APCo Shareholder Agreement, APCo issued to Emera subscription receipts entitling Emera to acquire Common Shares (as defined below). On January 1, 2011, such subscription receipts were exchanged for 8,523,000 Common Shares and the proceeds of issuance of the subscription receipts were used by APUC to partially finance the Calpeco Transaction. Emera also agreed under the Calpeco Agreements to contribute 49.999% of the equity portion of the financing required to complete the Calpeco Transaction.

C.	Under the APCo Shareholder Agreement and pursuant to the Subscription Agreement dated as of the date hereof between APUC and Emera providing for the issue and sale to Emera of subscription receipts of APUC exchangeable for 12,000,000 Common Shares (the “2010 Subscription”), as applicable, Emera may acquire up to 15% of the total outstanding Common Shares, with anti-dilution rights allowing Emera to maintain this interest. Emera wishes to increase its holdings in APUC above 15% for investment purposes.

D.	The Parties wish to make certain commitments to each other in respect of the joint pursuit of business opportunities relating to renewable power projects and electrical and natural gas local distribution companies.

E.	This Agreement sets forth (i) the terms and conditions upon which Emera may acquire additional Common Shares, (ii) certain commitments of the Parties in respect of the joint pursuit of certain investment opportunities and (iii) certain rights and obligations of Emera as a holder of additional Common Shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“15% Holding” means 15% of the outstanding Common Shares.

“25% Threshold” means, at any particular date, 25% of the Common Shares issued and outstanding at such date and for certainty, shall not include Common Shares into which Convertible Securities are convertible or Common Shares reserved for issuance in respect of options granted APUC to the Board of Directors or management.

“Additional Shares” means any Common Shares held by Emera from time to time in excess of the 15% Holding, including any Common Shares acquired by Emera under Article 4 (including upon exercise or conversion of any Convertible Securities issued under Article 4).

“Additional Securities” means any Additional Shares and Convertible Securities held by Emera from time to time in excess of the 15% Holding.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly Controls, is Controlled by, or is under direct or indirect common Control with, such Person, and includes any Person in like relation to an Affiliate.

“Agreement” means this Strategic Investment Agreement, as it may be amended, restated or replaced from time to time.

“APCo” means Algonquin Power Co. (formerly known as Algonquin Power Income Fund), a trust of winch APUC, directly or indirectly, holds all of the outstanding units, and which owns and operates, through its Subsidiaries, APUC’s renewable power generating assets.

“APCo Shareholder Agreement” means the Subscription and Unitholder Agreement dated April 22, 2009 between APCo, APUC and Emera, as amended.

“Applicable Securities Laws” means the securities acts, rules, instruments, orders, published policy statements and notices of the securities regulatory authorities of the provinces and territories of Canada and any other jurisdiction, and the rules of any stock exchange, including the TSX, in each case which may be applicable to the Person or the transaction in question.

“APUC” has the meaning ascribed to such term in the opening paragraph to this Agreement.

“Areas of APUC Pursuit” means (i) Non-Rate Base Power Projects including Development Projects (other than Development Projects located within the service territories of Emera or its Affiliates), Small US Electrical LDCs and US Natural Gas LDCs and (ii) Rate Base Power Projects within the service territory of APUC or any of its Affiliates, Contiguous US Electrical LDCs and Transmission Projects, each as related to APUC or any of its Affiliates.

“Areas of Emera Pursuit” means (i) Large US Electrical LDCs; (ii) Development Projects located within the service territories of Emera or its Affiliates; (iii) Non-Rate Base Power Projects, including Development Projects, located within the Province of Newfoundland and Labrador; and (iv) Rate Base Power Projects within the service territory of Emera or any of its Affiliates, Contiguous US Electrical LDCs, and Transmission Projects, each as related to Emera or any of its Affiliates.

“Board of Directors” means the board of directors of APUC from time to time.

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, on which the banks located in Ontario and Nova Scotia are open for business.

“Calpeco” has the meaning ascribed to such term in the recitals to this Agreement.

“Calpeco Holdco” means California Pacific Utility Ventures, LLC.

“Calpeco Agreements” means the Subscription Agreement dated April 22, 2009 among Algonquin Power Fund (America) Inc. (as assigned to Liberty Electric Co.), Emera US Holdings Inc. and Calpeco Holdco and the Operating Agreement of Calpeco Holdco dated April 22, 2009 between Algonquin Power Fund (America) Inc. (as assigned to Liberty Electric Co.) and Emera US Holdings Inc.

“Calpeco Transaction” has the meaning ascribed to such term in the recitals to this Agreement.

“Calpeco Transaction Shares” means any Common Shares acquired by Emera pursuant to the transactions contemplated by Schedule B.

“Change of Control Transaction” means a take-over bid, arrangement, reorganization, merger or other transaction pursuant to which a third party acquires Control of APUC.

“Committed Platform” means, in respect of Non-Rate Base Power Projects, APCo, and in respect of US Electrical LDCs and US Natural Gas LDCs, Liberty Energy, or in each case, such other Subsidiary of APUC as may be designated by APUC from time to time.

“Common Shares” means the common shares of APUC.

“Contiguous US Electrical LDC” for a particular Party, means an electric utility local distribution company located in the United States or Canada which has a utility service territory that is generally geographically contiguous with the service territory of one of such Party’s (or any of such Party’s Subsidiaries) regulated electric distribution utilities in the United States or Canada.

“Control” means, with respect a Person (the first Person), the possession by another Person, directly or indirectly, of the power to direct or cause the direction of the management and policies of the first Person, whether through the ownership of voting securities, by contract or otherwise; and the term “Controlled” and similar terms shall have corresponding meanings.

“Convertible Securities” means any securities convertible or exchangeable into, or otherwise carrying the right to acquire, Common Shares.

“Development Projects” means a Non-Rate Base Power Project which has not yet been constructed or commissioned.

“Emera” has the meaning ascribed to such term in the opening paragraph to this Agreement.

“Emera Holdings” means the number of Common Shares held by Emera plus the number of Common Shares into which any Convertible Securities held by Emera are convertible.

“Issuance” has the meaning ascribed to such term in Section 4.1.

“Joint Pursuit Notice” means a written notice generally describing a Potential Opportunity.

“Large US Electrical LDC” means an electric utility local distribution company located in the United States having, at the relevant time, an enterprise value of greater than U.S. $250 million.

“Liberty Energy” means Liberty Energy Utilities Co., the wholly owned Subsidiary of APUC owning and operating, directly and indirectly, APUC’s regulated electrical and natural gas distribution utility assets.

“Non-Qualified Opportunity” has the meaning ascribed to such term in Section 3.2.1.

“Non-Rate Base Power Projects” means independent renewable electrical power generation projects in the United States and Canada, the assets of which are not, for greater certainty, subject to utility rate base calculations or regulated tariff with any utilities commission or similar authority.

“Other Non-Rate Base Power Project” has the meaning ascribed to such term in Section 3.1.2(c).

“Operating Facilities” means that portion of a Qualified Opportunity related to existing generating facilities which are operational.

“Party” means APUC or Emera.

“Person” means an individual, firm, trust, partnership, limited partnership, company or corporation (with or without share capital), joint venture, sole proprietorship, governmental authority or other entity of any kind.

“Potential Opportunity” means a legitimate and credible business opportunity for investment by APUC in an opportunity related to (i) an Area of APUC Pursuit; or (ii) at the sole discretion of Emera a Non-Rate Base Power Project including a Development Project located within the service territories of Emera or its Affiliates.

“Qualified Opportunity” has the meaning ascribed to such term in Section 3.2.1.

“Rate Base Power Projects” for a particular Party, means renewable electrical power generation projects located within the service territories of such Party’s (or any of such Party’s Subsidiaries’) regulated utilities in the United States or Canada, the assets of which would be subject to utility rate base calculations with the applicable utilities commission or similar authority.

“ROFR” means the rights of first refusal set forth in Section 4.1.

“Shareholder” means a holder of one or more Common Shares.

“Shareholder Rights Plan” means the shareholder rights plan agreement between APUC and CIBC Mellon Trust Company dated June 9, 2010, as the same may be amended, restated or replaced from time to time.

“Small US Electrical LDC” means an electric utility local distribution company located in the United States having, at the relevant time, an enterprise value of less than or equal to U.S. $250 million.

“Subject Unit” has the meaning ascribed to such term in Section 1.1 of the APCo Shareholder Agreement.

“Subsidiary” means, in respect of any Person, an Affiliate which is directly or indirectly Controlled by such Person.

“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes, directly or indirectly, from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the terms “Transferred”, “Transferring” and similar terms shall have corresponding meanings.

“Transmission Project” for a particular Party, means transmission lines and associated facilities located within or contiguous with the service territories of such Party’s (or any of such Party’s Subsidiaries’) regulated utilities in the United States or Canada, the assets of which would be subject to utility rate base calculations or regulated tariffs with the applicable utilities commission or similar authority.

“TSX” means the Toronto Stock Exchange.

“United States” means, for the purposes of this Agreement, the forty-eight contiguous States of the United States of America on the Continent of North America, each such State’s territories and possessions, and the District of Columbia.

“US Natural Gas LDC” mean a natural gas local distribution company located in the Untied States.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing individuals shall include all Persons and vice versa.

1.3	Currency

Unless otherwise specified, all dollar amounts in this Agreement, including the symbol “$”, are expressed in Canadian dollars.

1.4	Subdivisions and Headings

The division of this Agreement into Articles, Sections, Schedules and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Agreement.

1.5	Words of Inclusion.

Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

ARTICLE 2

SCHEDULES

2.1	Description of Schedules

The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule A	-	JV Opportunity Terms and Conditions

Schedule B	-	Calpeco Transaction

ARTICLE 3

MUTUAL BUSINESS COMMITMENTS

3.1	Relationship between the Parties

3.1.1	Subject to the terms and conditions hereof, APUC and Emera shall use their commercially reasonable efforts to jointly pursue Qualified Opportunities for investment, including sharing market intelligence and business development leads.

(a)	To the extent Emera becomes aware of a Potential Opportunity in the Areas of APUC Pursuit, Emera shall bring the Potential Opportunity to the attention of the APUC by way of a Joint Pursuit Notice.

(b)	To the extent APUC becomes aware of an opportunity in the Areas of Emera Pursuit, APUC shall bring such opportunity to the attention of the Emera by way of a written notice to Emera generally describing such opportunity.

3.1.2	Except as expressly provided in Section 3.1.3 or 3.1.4, the Parties shall pursue investment opportunities in accordance with the following principles and understandings:

(a)	Emera shall not invest in, or directly or indirectly own or invest in any Person (other than APUC or any of its Subsidiaries or a joint venture or partnership with APUC or any of its Subsidiaries) engaged in, the Areas of APUC Pursuit.

(b)	APUC shall not invest in, or directly or indirectly own or invest in any Person (other than a joint venture or partnership with Emera or any of its Subsidiaries) engaged in, the Areas of Emera Pursuit.

(c)	To the extent a Qualified Opportunity related to a Non-Rate Base Power Project exceeds a total enterprise value of $500 million and the investment requirement in respect of such Qualified Opportunity is determined by the Board of Directors to be unacceptably large for APUC, the investment into such Non-Rate Base Power Project (being an “Other Non-Rate Base Power Project”) may, as the Parties may mutually agree, be restructured such that:

(i)	the Development Project portion of such Qualified Opportunity shall be pursued by APUC; and

(ii)	provided the Parties have agreed to directly co-invest in such Qualified Opportunity in equal percentages, the Operating Facility portion of such Qualified Opportunity will be pursued on a joint venture basis between Emera and APUC on substantially the terms and conditions described in Schedule A – JV Opportunity Terms and Conditions.

or in such other manner as the Parties may mutually agree.

(d)	APUC will provide Emera prior written notice if it intends to pursue the acquisition of any Non-Rate Base Power Project that is not a Development Project within the service territory of Emera or any of its Affiliates; provided that if Emera gives written notice to APUC (within ten (10) days of receipt of the notice from APUC) requiring APUC not to pursue such acquisition, APUC agrees that it will thereafter not pursue such acquisition and Emera will be entitled to pursue such acquisition.

(e)	APUC and Emera shall cooperate to jointly develop strategies to leverage the currently highly taxable position of Emera and its Affiliates in order to maximize the value of tax deferrals to such entities available through investment in Qualified Opportunities in Non-Rate Base Power Projects.

3.1.3	Nothing in this Agreement shall restrict:

(a)	pursuit, ownership, expansion or investment, direct or indirect by either Party, in any projects winch are owned or in respect of which a binding commitment to purchase or invest has been entered into by the Party, or in which the Party has an interest, on the date hereof and the provisions of Sections 3.1 and 3.2 shall not apply to any such activity;

(b)	pursuit, ownership or investment, direct or indirect and solely or with one or more third parties, by Emera or any of its Affiliates and the provisions of Sections 3.1 and 3.2 shall not apply to any such activity:

(i)	in opportunities related to Areas of Emera Pursuit;

(ii)	in opportunities outside of Areas of APUC Pursuit; or

(iii)	as a passive investor, in up to 5% of the outstanding publicly traded shares or other securities of any class of any issuer listed on a recognized stock exchange whose primary business relates to an Area of APUC Pursuit;

(c)	pursuit, ownership or investment, direct or indirect and solely or with one or more third parties, by APUC or any of its Affiliates and the provisions of Sections 3.1 and 3.2 shall not apply to any such activity:

(i)	in opportunities related to Areas of APUC Pursuit;

(ii)	in opportunities outside of Areas of Emera Pursuit; or

(iii)	as a passive investor, in up to 5% of the outstanding publicly traded shares or other securities of any class of any issuer listed on a recognized stock exchange whose primary business relates to an Area of Emera Pursuit;

(d)	a Party from, directly or indirectly, engaging in, or owning or investing in any Person engaged in, any operating or other business opportunity which is a Non-Qualified Opportunity from and after the earlier of (i) the date on which Emera receives a Notice of Determination in respect of the applicable Potential Opportunity, and (ii) the expiry of the Determination Period in respect of the applicable Potential Opportunity; provided, however, that such Party may not in the pursuit of such Non-Qualified Opportunity use any information provided by the other Party under this Article 3. Nothing in this Section 3.1.3(d) shall prevent such Party from using or disclosing information which (x) is at the time of disclosure to such Party or thereafter becomes generally available to the public, other than as a result of a disclosure by such Party, (y) was or is received by such Party on a non-confidential basis if the source of such information is not known to such Party to be prohibited from disclosing the information by a confidentiality agreement or (z) was known by such Party prior to any disclosure by the other Party of such information under this Agreement;

(e)	a Party or any of its Affiliates (a “Permitted Party”) from acquiring any business or Person as an integral part of a larger transaction or acquisition of a business, Person or group of Persons, or the entering into of a joint venture or any other arrangement with one or more other Persons, to the extent that the acquired business or Person or arrangement does not predominantly engage in (i) if the Permitted Party is Emera or any of its Affiliates, Areas of APUC Pursuit, and (ii) if the Permitted Party is APUC or any of its Affiliates, Areas of Emera Pursuit; and

(f)	for greater certainty, (i) Emera shall not acquire Common Shares or Convertible Securities such that the Emera Holdings exceed the 25% Threshold; (ii) if Emera Holdings equal or exceed the 25% Threshold, this Agreement will remain in effect in all respects (and the ROFR, subject to the terms set out in Section 4.1, will continue to apply to Issuances thereafter), (iii) if, after Emera Holdings equal or exceed the 25% Threshold, additional Common Shares are issued thereafter such that the Emera Holdings are less than the 25% Threshold, Emera shall be permitted to acquire, through open market purchases, Common Shares and/or Convertible Securities from time to time, in amounts such that Emera Holdings may equal the 25% Threshold.

3.1.4	The Parties acknowledge and agree that (i) affiliates of each Party are subject to provincial, state and federal laws and may be required to propose and construct transmission identified in planning studies pursuant to such laws, (ii) Affiliates of each Party may be ordered by provincial, state and federal regulatory bodies to construct transmission to address bulk power reliability issues, reduce congestion, integrate new energy resources, address native load growth or facilitate other regulatory or public interest goals, and (iii) Affiliates of each Party may be required, subject to statutory, regulatory or common law legal requirements or in accordance with good utility practice, to consider and undertake or otherwise participate in the development of transmission facilities on, to or for their transmission systems. Each Party acknowledges and agrees that compliance by the other Party’s Affiliates with any such obligations shall not constitute a violation of Section 3.1.2.

3.2	Determination of Qualified Opportunities

3.2.1	In this Agreement:

(a)	“Non-Qualified Opportunity” means a Potential Opportunity which is (i) determined by the Board of Directors to be a Non-Qualified Opportunity, or (ii) deemed to be a Non-Qualified Opportunity pursuant to Section 3.2.2; and

(b)	“Qualified Opportunity” means a Potential Opportunity which is determined by the Board of Directors to be a Qualified Opportunity. Without in any way fettering the discretion of the Board of Directors, it is anticipated that a Potential Opportunity in respect of which the business intelligence, participation and support of Emera will meaningfully improve the possibility of successful exploitation would be determined to be a Qualified Opportunity.

3.2.2	Prior to delivery of a Joint Pursuit Notice, Emera and APUC shall discuss potential opportunities which may qualify as Potential Opportunities to determine their suitability to the Parties. Following receipt of a Joint Pursuit Notice, the Board of Directors shall determine whether the Potential Opportunity referenced therein is a Qualified Opportunity or a Non-Qualified Opportunity. APUC shall provide written notice (a “Notice of Determination”) to Emera promptly following the meeting of the Board of Directors at which such Joint Pursuit Notice is discussed, as to the Board of Director’s determination in respect of such Potential Opportunity detailed in the Joint Pursuit Notice. If APUC fails to provide such notice within forty-five (45) clays (the “Determination Period”) of Emera giving to APUC a Joint Pursuit Notice in respect of such Potential Opportunity, such Potential Opportunity shall be deemed to be a Non-Qualified

Opportunity. During the Determination Period, APUC will not, directly or indirectly, disclose to, or discuss with, any Person (other than advisors to and the directors, officers and employees of APUC or its Subsidiaries who have a need to know such information for purposes of enabling the Board of Directors to determine whether such Potential Opportunity is a Qualified Opportunity or Non-Qualified Opportunity) any confidential information provided by Emera to APUC regarding the applicable Potential Opportunity.

3.2.3	If the Board of Directors determines that the Potential Opportunity is a Qualified Opportunity, Emera’s rights under Article 4 shall apply.

3.3	Cooperation Opportunities in Areas of Emera Pursuit

If APUC wishes to pursue a business opportunity within the Emera Areas of Pursuit, it shall communicate its interest in such opportunity to Emera and Emera and Algonquin shall consult with each other to determine whether there is any mutually amenable method of cooperating with respect to such opportunity.

3.4	Construction and Energy Trading Services

(a) APUC and its Affiliates will not develop, own, manage, operate or control any utility construction or wholesale energy trading, energy management or gas transportation or storage services businesses that compete with services currently provided by Emera Energy Services Inc. and/or Emera Utility Services Inc.; provided that APUC’s Affiliate which carries on an energy trading business shall be permitted to continue to carry on such business as currently conducted and APUC shall be permitted to own and operate a wholesale energy trading business which predominantly serves the internal energy trading, energy management or gas transportation or storage service requirements of the assets of APUC and its Affiliates, whether now owned or subsequently acquired (b) in respect of any Qualified Opportunity, it is agreed that to the extent that APUC elects to procure utility construction services, energy trading services, energy management services or gas transportation or storage services which Emera Energy Services Inc. or Emera Utility Services Inc. is qualified to provide, APUC shall, to the extent reasonably practicable, discuss the requirements with Emera’s Affiliate and offer such affiliate an opportunity to make a proposal to fulfill APUC’s requirements for such services and APUC agrees to give such proposal due consideration.

ARTICLE 4

RIGHT OF FIRST REFUSAL

4.1	Right of First Refusal

From time to time, as APUC pursues Qualified Opportunities developed in conjunction with Emera pursuant to Article 3, and in respect of which APUC wishes to issue (an “Issuance”) additional Common Shares or Convertible Securities, subject to any approvals required under Applicable Securities Laws (including TSX approval, if required):

(a)	if the Emera Holdings are less than the 25% Threshold, Emera shall have a right of first refusal (i.e. pre-emptive right) to subscribe for up to 100% of such new securities issued, in an amount to bring Emera Holdings up to the 25% Threshold; and

(b)	Emera shall have a right of first refusal to subscribe for up to 25% of the balance of such new securities issued,

subject at all times to Emera Holdings being less than or equal to the 25% Threshold.

For greater certainty, (i) if an Issuance which the Board of Directors determines is anticipated to be in whole or in part related to one or more Qualified Opportunities occurs before the acquisition or development of one or more Qualified Opportunities, the ROFR shall apply to the portion of such Issuance which the Board of Directors determines is anticipated to be related to one or more Qualified Opportunities; and (ii) if an Issuance relates in part to one or more Qualified Opportunities and in part to Non-Qualified Opportunities or other purposes, the Board of Directors shall determine the portion of such Issuance which relates to one or more Qualified Opportunities and the ROFR shall apply to such portion of the Issuance.

If APUC elects not to effect an Issuance in connection with a Qualified Opportunity or elects to fund a Qualified Opportunity in whole or in part by debt then, APUC shall provide written notice (an “Election Notice”) to Emera of such election and Emera shall be entitled, but not obligated, to purchase Common Shares in the public market at any time prior to 90 days after APUC makes its investment in such Qualified Opportunity in an aggregate number of shares equal to or less than the lesser of (i) the amount which would result in its holdings being equal to the 25% Threshold; or (ii) a number of shares equal to fifty percent (50%) of the aggregate investment made by APUC in such Qualified Opportunity divided by the average closing price of the Common Shares for the 20 days preceding the investment in such Qualified Opportunity.

Emera shall also have the right to purchase additional Common Shares from time to time through the public markets, provided that the percentage ownership of Common Shares held by Emera and its Affiliates after completion of such purchases, being the number expressed as a percentage by multiplying (A) the quotient obtained by dividing (i) the Emera Holdings after completion of such purchases by (ii) the number of Common Shares issued and outstanding at that time, by (B) 100 does not exceed the highest percentage ownership of Common Shares held by Emera and its Affiliates in compliance with this Agreement (and subject always to the 25% Threshold) prior to such date and calculated in the manner set forth above.

4.2	Terms and Conditions

At any time when APUC is contemplating an Issuance which would be subject to the ROFR, APUC shall provide written notice of such Issuance to Emera and Emera shall have ten (10) Business Days thereafter in which to advise APUC in writing whether or not it wishes to exercise its ROFR in whole or in part. If the exercise of the ROFR requires any regulatory approval, APUC shall use its reasonable efforts to obtain such approval in a timely manner and

Emera agrees to use its reasonable efforts to cooperate and assist APUC in obtaining such approval. Any subscription by Emera for Common Shares or Convertible Securities under its ROFR shall be on the same terms and conditions as APUC proposes to offer to third party purchasers of such securities. Without limiting the foregoing, any such subscription shall be completed pursuant to a subscription agreement setting out such representations, warranties and covenants as are customary in private placements of the securities of a reporting issuer in Canada. Any purchase of Common Shares or Convertible Securities pursuant to Section 4.1 shall be subject to applicable Securities Laws, including any requirements of the TSX, and Emera agrees to comply with Applicable Securities Laws in exercising its rights under Section 4.1.

4.3	Shareholder Approval

APUC shall, at its next annual meeting of Shareholders, request that Shareholders pass resolutions approving (a) any issuance pursuant to this Agreement of Common Shares or Convertible Securities which would cause the total holdings by Emera of Common Shares on a fully diluted basis to exceed 19.99% of the total Common Shares outstanding on a fully diluted basis, subject to the 25% Threshold, (b) any issuance of Calpeco Transaction Shares, and (c) the waiver of the applicable provisions of the Shareholder Rights Plan in respect of the issuance of securities approved under the resolution described in clause (a) or clause (b) above. In connection with the foregoing, APUC shall include its request for the approval of such resolutions in the notice of meeting and management information circular prepared for such meeting, which circular shall include the recommendation of the Board of Directors that Shareholders vote in favour of such resolutions.

4.4	TSX Approval

APUC shall make such filings with the TSX as are necessary to obtain conditional approval of Issuances to Emera, pursuant to the ROFR, including to the extent following any such Issuance(s), Emera’s holdings of Common Shares on a fully diluted basis would exceed 19.99% of the total Common Shares outstanding on a fully diluted basis.

4.5	Impact on APCo Shareholder Agreement

Emera’s right to acquire, and the issuance and acquisition of, Common Shares under Section 4.1 and the issuance and acquisition of any Calpeco Transaction Shares by Emera shall each constitute an exception to Emera’s standstill obligations under Sections 8.4(a), (d) and (e) (as it relates to Sections 8.4(a) and (d)) and to the provisions of Section 8.5 (other than Section 8.5(f) with respect to Common Shares that are not Additional Shares) of the APCo Shareholder Agreement, including the 15% Holding.

4.6	Share Buybacks

In the event of a Common Share buyback, whether pursuant to a redemption, purchase for cancellation, issuer bid or otherwise, Emera agrees to participate in same on terms identical to that offered to other shareholders such that it will not exceed the 25% Threshold after completion of such Common Share buyback.

ARTICLE 5

RIGHTS AND OBLIGATIONS WITH RESPECT TO THE ADDITIONAL SHARES

5.1	Voting Rights and Covenants

Emera agrees that, to the extent permitted by applicable laws, it shall:

5.1.1	not exercise any votes attached to Additional Shares against or withhold from voting with respect to the nominees for election to the Board of Directors put forth by the Board of Directors (with the exception of any nominees put forth by an Emera affiliated Board member); and

5.1.2	exercise any votes attached to Additional Shares in favour of all other matters recommended for approval by Shareholders by the Board of Directors with respect to:

(a)	all corporate matters requiring shareholder approval, such as amendments to APUC’s articles of incorporation or a Change of Control Transaction;

(b)	all stock exchange matters requiring shareholder approval, such as a private placement when the shares issuable constitute greater than 25% of the Common Shares outstanding, on a non-diluted basis, prior to closing and the price per share is less than the market price; and

(c)	all other matters for which Shareholder approval is sought,

provided that Section 5.1.2 shall not apply (A) in connection with any matter in which Emera is not treated identically to all other holders of Common Shares in Canada or (B) any matter which is an unsolicited offer for Common Shares in respect of which the Board of Directors has made no recommendation. Further provided that with respect to Section 5.1.2, in connection with any transaction which would be materially prejudicial to Emera’s interests, Emera shall not be required to vote such shares in favour of such matter and the Parties agree that such shares are not to be counted for the purposes of such vote.

5.2	Restrictions on Transfer

(a)	Except as set forth in Section 5.2(b) or pursuant to Applicable Securities Laws Additional Securities shall not be subject to any restrictions on Transfer.

(b)	Emera shall not Transfer any Additional Shares or Additional Securities to a single purchaser or group of purchasers acting jointly or in concert, if after such Transfer such purchaser or purchasers, will Beneficially Own, together with Common Shares currently Beneficially Owned and publicly disclosed to be Beneficially Owned by such purchaser or purchasers plus Common Shares into which Convertible Securities Beneficially Owned and publicly disclosed to be Beneficially Owned by such purchaser or purchasers may be converted, exercised or exchanged, 15% or more of the Common Shares, where “Beneficially Owned” has the meaning set forth in the Shareholder Rights Plan, except to the extent that the Board of Directors has approved any such Transfer or such Transfer is made pursuant to a recommendation by the Board of Directors that Shareholders tender or deposit Common Shares in connection with a Change of Control Transaction.

(c)	Notwithstanding Section 5.2(a) and Section 5.2(b), Emera may, at any tune, Transfer Additional Securities (i) to the extent that the Board of Directors has approved any such Transfer, (ii) such Transfer is a tender or deposit of Common Shares in connection with a Change of Control Transaction, provided that the Board of Directors has not recommended that holders of Common Shares not accept, vote in favour of or tender to the Change of Control Transaction, (iii) to an Affiliate of Emera who agrees in writing to be bound by the restrictions hereunder applicable to Emera at the date of such Transfer.

5.3	Nominating Committee

Emera will be permitted to make proposals concerning potential nominees for the Board of Directors from time to time to the nominating committee established by the Board of Directors and APUC will cause its nominating committee to consider such proposals as part of its mandate. For certainty, nothing contained herein shall obligate the nominating committee to recommend any potential nominees advanced by Emera to the Board of Directors.

ARTICLE 6

OTHER CONSIDERATIONS

6.1	Calpeco Transaction

Emera and APUC shall negotiate in good faith an agreement for the sale to APUC of the interest held by Emera in Calpeco, substantially on the terms set out in Schedule B – Calpeco Transaction.

ARTICLE 7

REPRESENTATIONS, WARRANTIES AND COVENANTS OF EMERA

7.1	Representations, Warranties and Covenants of Emera

By executing this Agreement, Emera represents, warrants and covenants to APUC, and acknowledges that APUC is relying thereon, that:

(a)	Emera is a valid and subsisting corporation and has the necessary corporate capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder;

(b)	this Agreement has been duly authorized, executed and delivered by Emera and constitutes a legal, valid, binding and enforceable obligation of Emera, subject, however, to the customary limitations with respect to bankruptcy, insolvency or other laws affecting creditors’ rights generally and to the availability of equitable remedies; and

(c)	the entering into of this Agreement and the completion of the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to Emera or any of its constating documents.

ARTICLE 8

REPRESENTATIONS, WARRANTIES AND COVENANTS OF APUC

8.1	Representations and Warranties of APUC

APUC hereby represents and warrants to Emera, and acknowledges that Emera is relying thereon, as follows:

(a)	APUC is a valid and subsisting corporation and has the necessary corporate capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder;

(b)	this Agreement has been duly authorized, executed and delivered by APUC and constitutes a legal, valid, binding and enforceable obligation of APUC, subject, however, to the customary limitations with respect to bankruptcy, insolvency or other laws affecting creditors’ rights generally and to the availability of equitable remedies;

(c)	the entering into of this Agreement and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to APUC or any of its constating documents;

(d)	to the extent that Emera is an “accredited investor” as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions, no approval, authorization, consent, permit or order of, and no notice, report, filing, registration or recording with, any governmental authority, stock exchange or third party is required of APUC in connection with the execution and delivery or with the performance by APUC of this Agreement, other than in connection with any Additional Securities issued to Emera hereunder (A) the approval of the TSX and customary filings with, and payment of prescribed filing fees to, the TSX, and (B) the filing of a Form 45-106F1 with applicable securities regulatory authorities and prescribed filing fees applicable thereto;

(e)	APUC is a reporting issuer in the each of the provinces of Canada and is not on the list of reporting issuers in default of requirements of Applicable Securities Laws maintained by the securities regulatory authority in each such province;

(f)	the Common Shares are listed and posted for trading on the TSX and, to the best of its knowledge following due inquiry, APUC is not in default of any of the material listing or filing requirements of the TSX;

(g)	as at March 22, 2011, there were 103,988,335 Common Shares outstanding and $62,398,000 aggregate principal amount of convertible debentures convertible at a conversion price of $4.08 per share, an aggregate principal amount of $59,967,000 convertible debentures convertible at a conversion price of $6.00 per share, an aggregate principal amount of $62,800,000 convertible debentures exercisable at a conversion price of $4.20 per share and options to purchase 1,102,041 Common Shares at an exercise price of $4.05 per share; since such date APUC has not issued any Common Shares or Convertible Securities, other than pursuant to the conversion, exercise or redemption of Convertible Securities outstanding on such date;

(h)	since October 27, 2009, no order ceasing or suspending trading in the securities of APUC nor prohibiting sale of such securities has been issued to APUC or its directors, officers or promoters and to APUC’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

(i)	APUC is in compliance in all material respects with its continuous disclosure obligations under Applicable Securities Laws, including disclosure of any material changes in the affairs of APUC in accordance with Applicable Securities Laws; and

(j)	each continuous disclosure document filed by APUC with securities regulatory authorities in Canada since October 27, 2009, at the time of its filing, complied in all material respects with the requirements of Applicable Securities Laws and did not contain any misrepresentation (as defined in Applicable Securities Laws).

ARTICLE 9

TERMINATION

9.1	Termination

Either Party may terminate this Agreement:

9.1.1	at any time, upon at least thirty (30) days’ prior written notice to the other Party; and

9.1.2	subject to Section 9.2, immediately, by written notice to the other Party, in the event that the other Party is in breach of any of its material obligations under this Agreement, and such breach has not been cured within thirty (30) days of receipt by such other Party of written notice from the terminating Party specifying in reasonable detail the breach.

9.2	Consequences of Breach

If either Party breaches any of its obligations under Article 3, the other Party’s sole right and remedy in respect of any such breach shall be the termination of this Agreement. For greater certainly, neither Party shall have any liability to the other in connection with any breach of any of its obligations under Article 3.

9.3	Survival

(i) Emera’s obligations under Section 5.1 and Section 5.2, (ii) APUC’s obligations under Article 4 in respect of any right of Emera that arose prior to the termination of this Agreement, and (iii) Emera’s rights under Section 4.5 shall survive any termination of this Agreement for so long as Emera holds Additional Securities. This Article 9 and Sections 10.2 to 10.15 shall survive the termination of this Agreement.

9.4	Limitation

Emera’s obligations under Section 5.1 and Section 5.2 do not apply to: (i) any third party who purchases Additional Shares or Additional Securities from Emera, and (ii) any Additional Shares or Additional Securities acquired by Emera after the termination of this Agreement.

ARTICLE 10

MISCELLANEOUS

10.1	Further Assurances

Each of the Parties upon the request of the other Party shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

10.2	Notices

Any demand, notice or other communication (hereinafter in this Section 10.2 referred to as a “Communication”) to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

if to APUC, to:

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Attention: Corporate Secretary

Fax: (905) 465-4540

with a copy to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 2800

Commerce Court West

Toronto, Ontario M5A 1A9

Attention: Ken Pearce

Fax: (416) 863-2653

if to Emera, to:

Emera Incorporated

1894 Barrington Street

Halifax, Nova Scotia B3J 2A8

Attention: Corporate Secretary

Fax: (902) 428-6171

or such other address, electronic communication number or individual as may be designated by notice by any Party to the other. Any Communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof. If the Party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or by electronic communication.

10.3	Time of the Essence

Time shall be of the essence of this Agreement and every part hereof.

10.4	Costs and Expenses

Each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the transactions contemplated herein.

10.5	Applicable Law

This Agreement shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of the Province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the Parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

10.6	Entire Agreement

This Agreement and the APCo Shareholder Agreement, including the Schedules hereto, constitutes the entire agreement between the Parties with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the Parties. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the Parties hereto relating to the subject matter of this Agreement, other than those expressly set forth in this Agreement.

10.7	Impact on APCo Subscription Agreement

The Parties confirm that their respective rights and obligations under the APCo Shareholder Agreement continue in full force and effect, unamended, except to the extent expressly provided herein.

10.8	Amendments

This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties hereto.

10.9	Waiver

A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in waiting and signed by the Party to be bound by the waiver. No waiver-shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

10.10	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Agreement. Counterparts may be delivered either in original, faxed form or by other electronic transmission and the Parties adopt any signature received by a receiving fax machine or by e-mail as original signatures of the Parties.

10.11	Assignment

This Agreement may not be assigned by either Party except with the prior written consent of the other Party hereto.

10.12	Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors (including any successor by reason of the amalgamation or merger of any Party) and permitted assigns.

10.13	English Language

Each of APUC and Emera hereby acknowledges that it has consented and requested this Agreement be drawn up in the English language only. Nous sousignés reconnaissons par les présentes avoir consenti et demandé que cette entente soit rédigée en anglais seulement.

10.14	Voting

Emera agrees that, to the extent permitted by applicable laws, it shall, other than as contemplated in the last sentence of Section 5.1.2, take reasonable steps to ensure that the Additional Shares are represented at each meeting of holders of Common Shares.

10.15	Confidentiality

Subject to Section 10.16, the Parties agree to keep this Agreement and the contents thereof confidential, except to the extent any Party is required to disclose this Agreement or the contents thereof pursuant to the requirements of applicable law or the rules or policies of any stock exchange to which such Party is subject and then only such disclosure as is required thereunder shall be made and written notice thereof shall be given to the other Party.

10.16	Public Announcement

The Parties shall upon execution and delivery of this Agreement make a joint press release, in form and substance acceptable to the Parties, in respect of this Agreement.

10.17	Effective Date

This Agreement shall only become effective on the date that the Shareholders of APUC approve this Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have signed this Agreement effective as of the date first written above.

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:	Ian E. Robertson
Title:	Chief Executive Officer

EMERA INCORPORATED

By:
Name:
Title:

By:
Name:
Title:

IN WITNESS WHEREOF, the Parties have signed this Agreement effective as of the date first written above.

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:	Ian E. Robertson
Title:	Chief Executive Officer

EMERA INCORPORATED

By:
Name:	Christopher Huskilson
Title:	President and Chief Executive Officer

By:
Name:	Nancy Tower
Title:	Chief Financial Officer

SCHEDULE A

JV OPPORTUNITY TERMS AND CONDITIONS

The following broad terms and conditions would apply in connection with a joint venture in respect of an Other Non-Rate Base Power Project contemplated by Section 3.1.2(c):

•	The joint venture shall be effected through a limited liability vehicle in which Emera and APUC (or their designated Subsidiaries) shall each own a 50% equity interest.

•	Equity funding to such joint venture would be on a 50/50 basis.

•	Governance of such joint venture shall be substantially the same as the governance agreed by the Parties in respect of Calpeco and in effect on the date of this Agreement.

•	APUC or APUC’s designated Subsidiary would be the operator of the Other Non-Rate Base Power Project.

•	Emera’s Subsidiary, Emera Energy Services Inc. would be the market operator of the facilities of the Other Non-Rate Base Power Project.

SCHEDULE B

CALPECO TRANSACTION

The following broad terms and conditions would apply in connection with the sale by Emera contemplated by Section 6.1:

•	It is contemplated that consideration to be paid by APUC to Emera for the acquisition of such interest would be in the form of 8,211,000 Common Shares.

•

Execution of a binding agreement in respect of the CalPeco transaction is subject to review of final documentation in form and substance satisfactory to the board of directors of each of APUC and Emera.

•

Given the objective of maintaining an earnings flat transaction, payment would be made in two tranches – the first tranche of 4,790,000 Common Shares would be issued following receipt of approval of the transaction by the CPUC, and the balance of the Common Shares would be issued as a second tranche upon completion of the 2012 GRC.

•

The transaction would be conditional upon receipt of all necessary regulatory approvals, including the approval of the California Public Utilities Commission and all approvals required under Applicable Securities Laws.

•	Prior to closing of the transaction, Emera will nominate an Algonquin representative as one of the two individuals which Emera is entitled to nominate to the CalPeco/CPUV Management Board.

•	The acquisition by Emera of Common Shares in exchange for this interest would constitute an exception to Emera’s standstill obligations under Sections 8.4 and 8.5 of the APCo Shareholder Agreement.

The transaction shall be subject to the execution and delivery of definitive documents by the Parties.

The Parties will consider utilizing subscription receipts as was done for Calpeco initially if it makes sense to do so.